As filed with the Securities and Exchange Commission on February 2, 2004

Registration No. 333-112239

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CORAUTUS GENETICS INC.

(Exact name of registrant as specified in its charter)

Delaware	33-0687976
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

75 Fifth Street, NW

Suite 313

Atlanta, Georgia 30308

(404) 526-6200

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Richard E. Otto

Corautus Genetics Inc.

75 Fifth Street, NW

Suite 313

Atlanta, Georgia 30308

(Name and address of agent of service)

(404) 526-6200

(Telephone number, including area code, of agent for service)

Copy to: Robert E. Tritt, Esq. McKenna Long & Aldridge LLP 303 Peachtree Street, N.E. Suite 5300 Atlanta, Georgia 30308 (404) 527-4000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, par value $0.001 per share	4,185,318(1)	$5.38(2)	$22,517,010.84(2)	$1,821.63(2)

(1)	Corautus Genetics Inc., a Delaware corporation, is registering 4,185,318 shares of Common Stock, of which 1,993,640 shares are currently outstanding, 266,664 shares are to be issued, 1,393,955 shares are issuable upon conversion of Corautus’ Series D Preferred Stock, and 531,059 shares are issuable upon the exercise of outstanding warrants of Corautus Genetics Inc.

(2)	Estimated solely for the purpose of calculating the registration fee which, pursuant to Rule 457(c) under the Securities Act of 1933, as amended, is based upon the average of the high and low prices of Corautus Genetics Inc. Common Stock as quoted on the American Stock Exchange on January 21, 2004. The registration fee was previously paid when the registration statment was originally filed on January 27, 2004.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

4,185,318 SHARES

CORAUTUS GENETICS INC.

COMMON STOCK

This prospectus relates to resales of up to 4,185,318 shares of Common Stock of Corautus Genetics Inc. previously issued or to be issued by Corautus Genetics Inc. to the Selling Stockholders. We will not receive any proceeds from the sale of the shares. We will not be paying any underwriting discounts or commissions in this offering.

The Selling Stockholders identified in this prospectus, or their pledgees, donees, permitted transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

We do not know when or in what amount a Selling Stockholder may offer shares for sale, including whether a Selling Stockholder will sell any or all of the shares offered by this prospectus.

Our common stock is traded under the symbol “CAQ” on the American Stock Exchange. On January 30, 2004, the last reported sale price of our common stock on the American Stock Exchange was $6.40 per share. We urge you to obtain current market quotations for our common stock.

The principal executive offices of Corautus Genetics Inc. are located at 75 Fifth Street, NW, Suite 313, Atlanta, Georgia 30308 and our telephone number is (404) 526-6200.

Investing in our Common Stock involves a high degree of risk.

See “ Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 2, 2004.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the Selling Stockholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered by the Selling Stockholders. Each time a Selling Stockholder sells securities, the Selling Stockholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the Selling Stockholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

As used in this prospectus, the terms “we,” “our,” and “us” may, depending on the context, refer to Corautus Genetics Inc., including its consolidated subsidiaries.

-i-

DESCRIPTION OF CORAUTUS GENETICS INC.

Corautus is a biopharmaceutical company dedicated to the development of innovative gene therapy products for the treatment of cardiovascular and vascular disease.

Corautus commenced operations as a stand-alone entity in January 1996 under the name UroGen Corporation and has been in the development stage since inception. UroGen subsequently changed its name to GenStar Therapeutics Corporation in February 2000. Our original mission was to develop products to treat diseases in urology, with a particular interest in prostate cancer. We had licensed technology that used the IL-3 gene to treat several types of cancer, but did not have technology to deliver the gene. On July 8, 1998, we entered into an agreement with Baxter Healthcare Corporation in which we acquired the exclusive rights to gene delivery technologies and laboratory equipment. The gene delivery technology was used to enhance our existing technology and to develop products to deliver other genes. Prior to our license of the technology, Baxter had been developing this technology for the treatment of hemophilia and cancer and had continued to fund the development of our MAX-AD FVIII product for hemophilia through the date of treatment of the first patient in a clinical trial for that product in June 2001.

On February 5, 2003, GenStar Therapeutics Corporation completed a merger with Vascular Genetics Inc. and concurrently changed its name to Corautus Genetics Inc. The focus of the combined entity is the clinical development of gene therapy products using a vascular growth factor gene, VEGF-2, for the treatment of severe cardiovascular and vascular disease.

The shares of our common stock and options and warrants to purchase our common stock issued to the Vascular Genetics stockholders in connection with the merger represented approximately 50% of our outstanding common stock immediately after the merger, assuming exercise of all outstanding options and warrants to purchase common stock and the conversion of all preferred stock, but excluding the conversion of our Series C preferred stock. Because our Series C preferred stock is convertible at the fair value at the date it becomes convertible, which has not yet occurred, and the merger was structured as a merger of equals, the total shares issued to Vascular Genetics stockholders included an additional 71,429 shares in lieu of shares attributable to the conversion of the Series C preferred stock.

On July 30, 2003, we entered into a strategic alliance with Boston Scientific Corporation to develop and commercialize VEGF-2 gene therapy products to treat cardiovascular disease. Boston Scientific made a $9,000,000 investment in exchange for 1,385,377 shares of Series D Preferred Stock. Additionally, Boston Scientific paid a $1,000,000 license fee for certain intellectual property, which will be recognized as revenue over the term of the license of approximately 12 years. Boston Scientific also committed to purchasing up to $15 million of convertible debt from us based on achievement of certain milestones, $2.5 million of the available $15 million has been issued. Boston Scientific has obtained exclusive rights to distribute our VEGF-2 gene therapy products if and when regulatory approval is obtained.

Corautus filed its Protocol for its Phase II(b) clinical trial of the VEGF-2 gene on September 23, 2003. As filed with the FDA, the Phase II(b) clinical trial is proposed to be a greater than 400 patient, multi-center, randomized, double-blind, dose ranging placebo-controlled study. As in earlier trials, the primary endpoint will be the measurement of any difference in Exercise Tolerance Time (treadmill time) and the two secondary endpoints are to be Nuclear Perfusion Imaging (SPECT) to show a decrease in ischemic tissue and a decrease in angina. This study is being designed for Class III and Class IV angina patients who have been unresponsive to conventional therapy, such as medication, surgery or minimally invasive interventional procedures. Once clinical trials commence, research and development costs are expected to increase significantly.

SECURITIES OFFERED

This prospectus relates to 4,185,318 shares of our common stock offered for resale for the account of the Selling Stockholders who currently hold those shares or will hold them upon issuance to them by us. The shares of common stock were issued or are issuable to the Selling Stockholders (i) pursuant to an Investment Agreement between Boston Scientific Corporation and us dated July 30, 2003, (ii) pursuant to the Settlement Agreement and Release between PMSI Barnes Canyon, LLC and us dated November 7, 2003, or (iii) in connection with private placement transactions in which we sold 1,993,640 shares of our common stock and warrants exercisable for 398,728 shares of our common stock pursuant to Common Stock and Warrant Purchase Agreements dated as of December 19, 2003 and January 8, 2004. Our common stock is listed on the American Stock Exchange and trades under the symbol “CAQ.” On January 30, 2004, the last reported sale price of our common stock on the American Stock Exchange was $6.40 per share.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including the information incorporated by reference into this prospectus. The risks and uncertainties we describe below are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect us.

Risks and Uncertainties

Risks Significant to Corautus

Our independent auditors have included in their report an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a “going concern.”

Our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The independent auditors’ report on our consolidated financial statements as of and for the year ended December 31, 2002 includes an explanatory paragraph which states that we have reported an accumulated deficit of approximately $45.3 million at December 31, 2002 and incurred recurring net losses. These conditions raise substantial doubt about our ability to continue as a going concern. As of December 31, 2003, we had cash, cash equivalents and short-term investments totaling approximately $8.9 million. We expect our losses and negative cash flow to continue, which will require us to obtain additional capital or pursue other strategic alternatives. It is uncertain whether we will be able to obtain additional capital on acceptable terms, or at all. Further, if future financing requirements are satisfied through the issuance of equity or debt securities, investors may experience significant dilution in terms of their percentage interest in Corautus.

We are a development stage company with a history of insignificant revenues and net losses. We expect continued net losses for the foreseeable future and may never become profitable.

We are a development stage company, and we have not yet generated significant revenues. From our inception in July 1991 to September 30, 2003, we incurred cumulative losses of approximately $77.6 million, including a net loss of approximately $12.1 million for the year ended December 31, 2002, almost all of which consisted of research and development and general and administrative expenses.

We expect to spend significant additional amounts to fund the research and development activities and clinical trials for our VEGF-2 product candidates. In addition, we do not expect to generate revenues from sales for a number of years, if at all. As a result, we expect our net losses from operations to continue for at least the next five years.

Our ability to generate revenues and become profitable will depend on our ability, alone or with collaborators, to timely, efficiently and successfully complete the development of our proposed products, conduct pre-clinical and clinical tests, obtain necessary regulatory approvals, and manufacture and market our proposed products. Even if we do achieve profitability, we cannot predict the level of such profitability.

We will need substantial additional funding to develop our products and for our future operations.

The development of our proposed products will require a commitment of substantial funds to conduct the costly and time-consuming research, preclinical and clinical testing necessary to obtain regulatory approvals and bring our products to market. Our future capital requirements will depend on many factors, including:

•	the progress of our research and development programs;

•	the progress, scope and results of our pre-clinical and clinical testing;

•	the time and cost involved in obtaining regulatory approvals;

•	the cost of manufacturing for our proposed product candidates;

•	the cost of prosecuting, defending and enforcing patent claims and other intellectual property rights;

•	competing technological and market developments; and

•	our ability to establish and maintain collaborative and other arrangements with third parties to assist in bringing our products to market and the cost of such arrangements.

We will need to raise substantial additional capital to fund our future operations. We cannot be certain that additional financing will be available on acceptable terms, or at all. To the extent we raise additional cash by issuing equity securities, our existing stockholders may be diluted. If additional funds are raised through the issuance of debt securities, these securities are likely to have rights, preferences and privileges senior to our common stock and preferred stock.

Failure to successfully address ongoing liquidity requirements will have a material adverse effect upon our business. In the event that we are unable to obtain additional capital on acceptable terms, we will be required to take actions that will harm our business and our ability to achieve cash flow in the future, including possibly the surrender of our rights to some technologies or product opportunities, delaying our clinical trials or curtailing or ceasing operations.

Our proposed product requires additional research, development, testing and regulatory approvals prior to marketing. If our proposed product is delayed or fails, our financial condition will be negatively affected, and we may have to curtail or cease our operations.

We are in the early stage of product development. We currently do not sell any products and do not expect to have any products commercially available for several years, if at all. Our proposed product requires additional research and development, clinical testing and regulatory clearances prior to marketing. There are many reasons that our proposed product may fail or not advance beyond clinical testing, including the possibility that:

•	our proposed product may be ineffective, unsafe or associated with unacceptable side effects;

•	our proposed product may fail to receive necessary regulatory approvals or otherwise fail to meet applicable regulatory standards;

•	our proposed product may be too expensive to develop, manufacture or market;

•	physicians, patients, third-party payers or the medical community in general may not accept or use our proposed product;

•	our collaborators may withdraw support for or otherwise impair the development and commercialization of our proposed product;

•	the commencement of our clinical trial may be affected or delayed because of our incorporation of an injection catheter device, as well as a therapeutic, in the trial;

•	other parties may hold or acquire proprietary rights that could prevent us or our collaborators from developing or marketing our proposed product; or

•	others may develop equivalent or superior products.

In addition, our proposed product is subject to the risks of failure inherent in the development of gene therapy products based on innovative technologies. As a result, we are not able to predict whether our research, development and testing activities will result in any commercially viable products or applications. To our knowledge, the FDA has not approved any gene therapy products. If our proposed product is delayed or we fail to successfully develop and commercialize our proposed product, our financial condition may be negatively affected, and we may have to curtail or cease our operations.

Because we cannot predict whether or when we will obtain regulatory approval to commercialize our product candidates, we cannot predict the timing of any future revenue from these product candidates.

We cannot commercialize any of our product candidates to generate revenue until the appropriate regulatory authorities have reviewed and approved the applications for the product candidates. We cannot assure you that the regulatory agencies will complete their review processes in a timely manner or that we will obtain regulatory approval for any product candidate we or our collaborators develop. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Regulatory approval processes outside the United States include all of the risks associated with the FDA approval process. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review.

We may not successfully establish and maintain collaborative and licensing arrangements, which could adversely affect our ability to develop and commercialize our proposed products.

Our strategy for the development, testing, manufacturing and commercialization of our proposed product relies on establishing and maintaining collaborations with corporate partners, licensors and other third parties. At present, we have licenses from Human Genome Sciences, Caritas St. Elizabeth’s Medical Center of Boston, Boston Scientific and Vical relating to the use and delivery of our VEGF-2 product candidates for the treatment of vascular disease. We have also entered into a collaboration agreement with Boston Scientific for the development of catheter-based delivery of our VEGF-2 product candidates. We may not be able to maintain or expand these licenses and collaborations or establish additional licensing and collaboration arrangements necessary to develop and commercialize our proposed products. Even if we are able to maintain or establish licensing or collaboration arrangements, these arrangements may not be on favorable terms. Any failure to maintain or establish licensing or collaboration arrangements on favorable terms could adversely affect our business prospects, financial condition or ability to develop and commercialize our proposed products.

We expect to continue to rely on third party collaborators to perform a number of activities relating to the development and commercialization of our proposed products, including the manufacturing of product materials, the funding and conduct of clinical trials, obtaining regulatory approvals, and marketing and distribution of any successfully developed products. If we are unable to maintain or expand such collaborative arrangements, it could negatively affect our operations. To the extent that we instead undertake any of these activities internally, our expenses may increase.

In addition, our success depends on the performance of our collaborators of their responsibilities under these arrangements. Some collaborators may not perform their obligations in a timely fashion or in a manner satisfactory to us.

If we are unable to maintain our listing on the American Stock Exchange, our business could be adversely affected, and the liquidity of our common stock would be seriously limited.

Our common stock is currently traded on the American Stock Exchange, or AMEX. To sustain a listing on AMEX, we must maintain certain minimum listing requirements, including certain levels of stockholders’ equity. The closing price of our common stock on January 26, 2004 was $5.41 per share. Additionally, AMEX may consider, among other things, the amount of public float, nature of business, financial integrity and future outlook of a company in considering whether to de-list a company. If our common stock is de-listed from AMEX, it could reduce the liquidity of our common stock, further decrease the market price of our common stock and negatively impact our ability to obtain additional capital.

If our right to use the VEGF-2 technology and other intellectual property we license from third parties is terminated or affected, our financial condition, operations or ability to develop and commercialize our proposed products may be harmed.

We substantially rely on licenses to use certain technologies that are material to our operations. For example, we license patents, patent applications and other intellectual property from Human Genome Sciences for the use of the VEGF-2 technology in our proposed products for vascular and cardiovascular disease. We have also obtained licenses from Caritas St. Elizabeth’s Medical Center of Boston, Boston Scientific and Vical to use certain patents and patent applications relating to gene therapy delivery methods in connection with the use of VEGF-2 for gene therapy. We do not own the patents, patent applications and other intellectual property rights that underlie these licenses. We rely upon our licensors to properly prosecute and enforce the patents, file patent applications and prevent infringement of those patents and patent applications.

While the licenses from Human Genome Sciences and Vical provide us with exclusive rights in specified fields, the scope of our rights under these and other licenses may be subject to dispute by our licensors or third parties. The licenses from Caritas St. Elizabeth’s Medical Center of Boston and Boston Scientific provide us with nonexclusive rights in specified fields and may likewise be subject to dispute by our licensors or third parties.

In addition, the license agreements with Human Genome Science and Vical contain certain milestones that we must meet in order to maintain these licenses. There is no assurance that we can meet the milestones in either license or that we can obtain an extension of the milestones from either Human Genome Sciences or Vical. Our licensors may terminate these licenses if we fail to meet the applicable milestones. If Human Genome Sciences or Vical elects to terminate its license to us, our business and financial condition will be adversely affected, and we may have to curtail or cease operations. Further, if Human Genome Sciences terminates the license to use the VEGF-2 technology for failure to meet the applicable milestones, we must grant Human Genome Sciences a license to all data and information generated by us under the license agreement.

We rely on third parties to manufacture our proposed products and the catheters used to deliver the products. There can be no guarantee that we can obtain sufficient and acceptable quantities of our proposed products and the catheters on acceptable terms, which may delay or impair our ability to develop, test and market such products.

Our business strategy relies on third parties to manufacture and produce our proposed products and the catheters used to deliver the products in accordance with good manufacturing practices established by the FDA. These third party manufacturers are subject to extensive government regulation and must receive FDA approval before they can produce clinical material or commercial product. Our proposed products may be in competition with other products for access to these facilities and may be subject to delays in manufacture if third parties give other products greater priority than our proposed products. These third parties may also not deliver sufficient quantities of our proposed products or the catheters, manufacture our proposed products or the catheters in accordance with specifications, or comply with applicable government regulations.

In our prior clinical trials, our product materials were produced by a third party collaborator, and we have recently entered into a manufacturing agreement for the production of additional product materials in a German facility for anticipated Phase III clinical trials and initial commercial use. In the event the manufacturing agreement is terminated, there are very few contract manufacturers who currently have the capability to produce our proposed products on acceptable terms, or on a timely and cost-effective basis. Although we previously engaged in internal production of the product materials for the next planned phase, Phase IIb, of our clinical trials, we no longer have any capability to produce our proposed products. There can be no assurance that other manufacturers will be able to successfully produce our proposed products on acceptable terms, or on a timely or cost-effective basis. There can also be no assurance that manufacturers will be able to manufacture our products in accordance with our product specifications.

We must have sufficient and acceptable quantities of our product materials to conduct our clinical trials and to market our future products, if and when such products have been approved by the FDA for marketing. If we are unable to obtain sufficient and acceptable quantities of our product material, we may be required to delay the clinical testing and marketing of our products.

If we do not comply with applicable regulatory requirements in the manufacture and distribution of our products, we may incur penalties that may inhibit our ability to commercialize our products and adversely affect our revenue.

Our failure or the failure of our collaborators or third party manufacturers to comply with applicable FDA or other regulatory requirements including manufacturing, quality control, labeling, safety surveillance, promoting and reporting may result in criminal prosecution, civil penalties, recall or seizure of our products, total or partial suspension of production or an injunction, as well as other regulatory action against our potential products or us. Discovery of previously unknown problems with a product, supplier, manufacturer or facility may result in restrictions on the sale of our products, including a withdrawal of such products from the market.

In addition, we have recently entered into a manufacturing agreement for the production of product materials for anticipated Phase III clinical trials and initial commercial use. However, the manufacturing facility is outside of the United States, and there is no assurance that necessary approvals from the FDA or other regulatory authorities can be obtained timely for the manufacturing of our products at such facility for further clinical trials or for sale in the United States.

Our licenses and collaboration agreements may restrict our ability to develop, test and market our proposed products.

Our strategy for the development, testing, manufacturing and marketing of our proposed products relies on establishing and maintaining collaborations with corporate partners, licensors and other third parties. These arrangements may contain provisions that will restrict our ability to develop, test and market our proposed products.

For example, we currently have a collaboration agreement with Boston Scientific that prohibits us from entering into any development, distribution or similar agreement with respect to VEGF-2 product candidates delivered via an injection catheter or hypodermic needle (excluding clinical site agreements, manufacturing agreements, contract research agreements and other agreements necessary or useful for the clinical testing of such products) with persons other than Boston Scientific. In addition, we currently have a distribution agreement with Boston Scientific that provides Boston Scientific with exclusive distribution rights for our proposed VEGF-2 product candidates if and when such products have been approved and are ready for marketing.

We may experience delays in our clinical trials that could adversely affect our financial results and our commercial prospects.

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. We submitted a protocol to the FDA in the third quarter of 2003 for the next phase of clinical trials for our VEGF-2 product candidate for the treatment of coronary artery disease. We plan on initiating our clinical trials in the first quarter of 2004. We cannot go forward with such clinical trials until the FDA permits the trials to proceed. The FDA’s determination of whether to permit the trials to proceed is potentially more complex than a typical product candidate because our clinical trials will also involve the investigation of injection catheters supplied by a third party for gene transfer.

We may not be able to find acceptable patients or may experience delays in enrolling patients for our clinical trials. The FDA or we may suspend our clinical trials at any time if either believes that we are exposing the subjects participating in these trials to unacceptable health risks. The FDA or institutional review boards and/or institutional biosafety committees at the medical institutions and healthcare facilities where we sponsor clinical trials may suspend any trial indefinitely if they find deficiencies in the conduct of these trials. Our clinical trials were previously suspended on February 23, 2000 by the FDA, and this clinical hold was lifted by the FDA on October 19, 2001. The FDA and institutional review boards may also require large numbers of patients, and the FDA may require that we repeat a clinical trial.

Product development costs to us and our collaborators will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. We typically rely on third party clinical investigators at medical institutions and healthcare facilities to conduct our clinical trials, and, as a result, we may face additional delaying factors outside our control. Significant delays may adversely affect our financial results and the commercial prospects for our proposed products and delay our ability to become profitable.

Our collaborators may control aspects of our clinical trials, which could result in delays and other obstacles in the commercialization of our proposed products.

We are dependent on third party collaborators to design and conduct our clinical trials. Our collaborative partners may also have or acquire rights to control aspects of our product development and clinical programs. As a result, we may not be able to conduct these programs in the manner or on the time schedule we currently contemplate. In addition, if any of these collaborative partners withdraw support for our programs or proposed products or otherwise impair their development, our business could be negatively affected.

If we are unable to create and maintain sales, marketing and distribution capabilities or enter into agreements with third parties to perform those functions, we will not be able to commercialize our proposed products.

We currently have no sales, marketing or distribution capabilities. Therefore, in order to commercialize our future products, if and when such products have been approved and are ready for marketing, we must collaborate with third parties to perform these functions.

We have no experience in developing, training or managing a sales force and will incur substantial additional expenses if we are forced to market our future products directly. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies.

We have granted exclusive distribution rights for our VEGF-2 products to Boston Scientific. However, Boston Scientific, might, at its discretion, limit the amount of resources and time it devotes to marketing our products or terminate its agreement with us at any time and for any reason regardless of the terms of the agreement, and our revenues may be significantly affected by Boston Scientific’s efforts and the prices it charges for our products.

If we are unable to attract and retain key personnel and advisors, it may adversely affect our ability to obtain financing, pursue collaborations or develop our proposed products.

Our future success depends on our ability to attract, retain and motivate highly qualified management and scientific and regulatory personnel and advisors. To pursue our business strategy, we will need to hire or otherwise engage qualified scientific personnel and managers, including personnel with expertise in clinical trials, government regulation and manufacturing. Competition for qualified personnel is intense among companies, academic institutions and other organizations. If we are unable to attract and retain key personnel and advisors, it may negatively affect our ability to successfully develop, test and commercialize our proposed products.

We use hazardous and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our processes and our collaborators’ processes involve the controlled storage, use and disposal of hazardous and biological materials and waste products. We and our suppliers and other collaborators are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. Even if we and these suppliers and collaborators comply with the standards prescribed by law and regulation, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance and exceed our financial resources. We may not be able to maintain insurance on acceptable terms, or at all. We may incur significant costs to comply with current or future environmental laws and regulations.

Vascular Genetics, which is a wholly-owned subsidiary of Corautus, is a defendant in a pending wrongful death action. An unfavorable settlement or judgment in this action could harm our business and financial condition.

Vascular Genetics has been named as a defendant in a complaint filed in the Superior Court of Suffolk County in the State of Massachusetts alleging wrongful death and product liability claims in connection with the death of a patient enrolled in Vascular Genetics’ clinical trials at St. Elizabeth’s Medical Center of Boston. The complaint alleges, in part, that the deceased patient should have been excluded from Vascular Genetics’ clinical trials because his condition was treatable by conventional revascularization procedures and that the deceased patient did not receive sufficient disclosure of risks and an alleged financial conflict of interest to provide an informed consent to treatment. Vascular Genetics has filed an answer in response to the complaint denying liability and the principal allegations of the complaint. The litigation is currently in its initial stages.

Although Vascular Genetics denies liability and believes that its current insurance coverage is adequate to cover any potential liabilities in connection with such litigation, no assurances can be given as to the outcome of this action. An unfavorable settlement or decision in this action could negatively affect our operations and financial condition. Any liability resulting from this action may exceed our financial resources.

Risks Related to Our Industry

Negative public opinion and increased regulatory scrutiny of gene therapy and genetic research may adversely affect our ability to conduct our business or obtain regulatory approvals for our proposed products.

Ethical, social and legal concerns about gene therapy and genetic research could result in additional regulations restricting or prohibiting the products and processes we may use. More restrictive government regulations or negative public opinion may have a negative effect on our business or financial condition and may delay or impair the development and commercialization of our proposed products.

We are subject to significant government regulation with respect to our proposed products. Compliance with government regulation can be a costly and time-consuming process, with no assurance of ultimate regulatory approval. If these approvals are not obtained, we will not be able to sell our proposed products.

We and our collaborators are subject to extensive and rigorous government regulation in the United States and abroad. The FDA, the National Institutes of Health and comparable agencies in foreign countries impose many requirements on the introduction of new pharmaceutical products through lengthy and detailed clinical testing procedures and other costly and time consuming compliance procedures. These requirements vary widely from country to country and make it difficult to estimate when our potential products will be commercially available, if at all. In addition, gene therapies such as those being developed by us are relatively new and are only beginning to be tested in humans. Regulatory authorities may require us or our collaborators to demonstrate that our products are improved treatments relative to other therapies or may significantly modify the requirements governing gene therapies, which could result in regulatory delays or rejections. If we are delayed or fail to obtain required approvals for our proposed products, our operations and financial condition would be damaged. We may not sell our products without applicable regulatory approvals.

Numerous regulations in the United States and abroad also govern the manufacturing, safety, labeling, storage, record keeping, reporting and marketing of our proposed products. Compliance with these regulatory requirements is time consuming and expensive. If we fail to comply with regulatory requirements, either prior to approval or in marketing our products after approval, we could be subject to regulatory or judicial enforcement actions. These actions could result in withdrawal of existing approvals, product recalls, injunctions, civil penalties, criminal prosecution, and enhanced exposure to product liabilities.

We cannot assure you that our proposed products will prove safe and effective in clinical trials and will meet all of the applicable regulatory requirements needed to receive regulatory approval. We will need to conduct significant research, pre-clinical testing and clinical trials before we can file product approval applications with the FDA and similar regulatory authorities in other countries. Pre-clinical testing and clinical trials are long, expensive and uncertain processes. We may spend several years completing our testing for any particular product candidate, and failure can occur at any stage.

Even if we achieve positive results in early clinical trials, these results do not necessarily predict final results. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving positive results in earlier trials. Negative or inconclusive results or adverse medical events during a clinical trial could cause the FDA or us to terminate a clinical trial or require that we repeat a clinical trial.

We face intense competition and must cope with rapid technological change, which may adversely affect our financial condition and/or our ability to successfully commercialize our proposed products.

Our competitors and potential competitors include large pharmaceutical and medical device companies and more established biotechnology companies. These companies have significantly greater financial and other resources and greater expertise than us in research and development, manufacturing, pre-clinical and clinical testing, obtaining regulatory approvals and marketing. Small companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical companies. Many of these competitors have significant products approved or in development and operate large, well-funded research and development programs. Our potential competitors also include academic institutions, governmental agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for product and clinical development and marketing.

We are engaged in gene therapy, which is a rapidly changing field. Existing products and therapies to treat vascular and cardiovascular disease, including drugs and surgical procedures, will compete directly with the products that we are seeking to develop and market. In addition, our competitors may develop more effective or more affordable products, or achieve earlier patent protection or product commercialization and market penetration than us. As these competitors develop their technologies, they may develop proprietary positions that prevent us from successfully commercializing our future products. Additionally, technologies developed by our competitors may render our potential products uneconomical or obsolete, and we may not be successful in marketing our potential products against competitors.

Changes and reforms in the health care system or reimbursement policies may adversely affect the sale of our future products or our ability to obtain an adequate level of reimbursement or acceptable prices for our future products.

We currently have no products approved for marketing. Our ability to earn sufficient returns on our future products, if and when such products are approved and ready for marketing, will depend in part on the extent to which reimbursement for our products and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations and other third-party payers. If we fail to obtain appropriate reimbursement, it could prevent us from successfully commercializing our future products.

There have been and continue to be efforts by governmental and third-party payers to contain or reduce the costs of health care through various means, including limiting coverage and the level of reimbursement. We expect that there will continue to be a number of legislative proposals to implement government controls and other reforms to limit coverage and reimbursement. The announcement of these proposals or reforms could impair our ability to raise capital. The adoption of these proposals or reforms could impair our operations and financial condition.

Additionally, third-party payers, including Medicare, are increasingly challenging the price of medical products and services and are limiting the reimbursement levels offered to consumers for these medical products and services. If purchasers or users of our future products are not able to obtain adequate reimbursement from third-party payers for the cost of using these products, they may forego or reduce their use. Significant uncertainty exists as to the reimbursement status of newly approved health care products, including gene therapy treatments, and whether adequate third-party coverage will be available.

If our proposed products are not effectively protected by valid issued patents or if we are not otherwise able to protect our proprietary information, it could harm our business.

The success of our operations will depend in part on our ability and that of our licensors to:

•	obtain patent protection for our methods of gene therapy, therapeutic genes and/or gene-delivery methods both in the United States and in other countries with substantial markets;

•	defend patents once obtained;

•	maintain trade secrets and operate without infringing upon the patents and proprietary rights of others; and

•	obtain appropriate licenses upon reasonable terms to patents or proprietary rights held by others that are necessary or useful to us in commercializing our technology, both in the United States and in other countries with substantial markets.

If we are not able to maintain adequate patent protection for our proposed products, we may be unable to prevent our competitors from using our technology or technology that we license.

The patent positions of gene therapy technologies such as those being developed by us and our collaborators involve complex legal and factual uncertainties. As a result, we cannot be certain that we or our collaborators will be able to obtain adequate patent protection for our potential products.

We do not know whether our licensors’ pending patent applications will result in the issuance of patents. In addition, issued patents may be subjected to proceedings limiting their scope, may be held invalid or unenforceable, or may otherwise provide insufficient proprietary protection or commercial advantage. Changes in, or different interpretations of, patent laws in the United States and other countries may also adversely affect the scope of our patent protection and our competitive situation.

Due to the significant time lag between the filing of patent applications and the publication of such patents, we cannot be certain that our licensors were the first to file the patent applications we license. In addition, a number of pharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our operations. Some of these technologies, applications or patents may conflict with our or our licensors’ technologies or patent applications. A conflict could limit the scope of the patents, if any, that we or our licensors may be able to obtain or result in denial of our or our licensors’ patent applications. If patents that cover our activities are issued to other companies, we may not be able to develop or obtain alternative technology.

Patents issued and patent applications filed internationally relating to gene therapy are numerous, and we cannot assure you that current and potential competitors or other third parties have not filed or received or will not file or receive applications in the future for, patents or obtain additional proprietary rights relating to products or processes used or proposed to be used by us.

Additionally, there is certain subject matter which is patentable in the United States but not generally patentable outside of the United States. Differences in what constitutes patentable subject matter in various countries may limit the protection we can obtain on some of our inventions outside of the United States. For example, methods of treating humans are not patentable in many countries outside of the United States. These and other issues may prevent us from obtaining patent protection outside of the United States, which would have a material adverse effect on our business, financial condition and results of operations.

We may be subject to costly claims, and, if we are unsuccessful in resolving conflicts regarding patent rights, we may be prevented from developing or commercializing our proposed products.

There has been, and will likely continue to be, substantial litigation regarding patent and other intellectual property rights in the biotechnology industry. As the biotechnology industry expands and more patents are issued, the risk increases that our processes and potential products may give rise to claims that they infringe on the patents of others. Others could bring legal actions against us claiming damages and seeking to stop clinical testing, manufacturing and marketing of the affected product or use of the affected process. Litigation may be necessary to enforce our or our licensors’ proprietary rights or to determine the enforceability, scope and validity of proprietary rights of others. If we become involved in litigation, it could be costly and divert our efforts and resources. In addition, if any of our competitors file patent applications in the U.S. claiming technology also invented by us or our licensors, we may need to participate in interference proceedings held by the U.S. Patent and Trademark Office to determine priority of invention and the right to a patent for the technology. Like litigation, interference proceedings can be lengthy and often result in substantial costs and diversion of resources.

As more potentially competing patent applications are filed, and as more patents are actually issued, in the field of gene therapy and with respect to component methods or compositions that we may employ, the risk increases that we or our licensors may be subjected to litigation or other proceedings that claim damages or seek to stop our product development or commercialization efforts. Even if such patent applications or patents are ultimately proven to be invalid, unenforceable or non-infringed, such proceedings are generally expensive and time consuming and could consume a significant portion of our resources and substantially impair our product development efforts.

If there were an adverse outcome of any litigation or interference proceeding, we could have potential liability for significant damages. In addition, we could be required to obtain a license to continue to make or market the affected product or use the affected process. Costs of a license may be substantial and could include ongoing royalties. We may not be able to obtain such a license on acceptable terms, or at all.

We may not have adequate protection for our unpatented proprietary information, which could adversely affect our competitive position.

We substantially rely on trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. However, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. To protect our trade secrets, we may enter into confidentiality agreements with employees, consultants and collaborators. However, these agreements may not provide meaningful protection of our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. Likewise, our trade secrets or know-how may become known through other means or be independently discovered by our competitors. Any of these events could prevent us from developing or commercializing our proposed products.

We face the risk of product liability claims, which could adversely affect our business and financial condition.

Our operations will expose us to potential product liability risks that are inherent in the testing, manufacturing and marketing of gene therapy products. Failure to obtain sufficient product liability insurance or otherwise protect against product liability claims could prevent or delay the commercialization of our proposed products or negatively affect our financial condition. Regardless of the merit or eventual outcome, product liability claims may result in withdrawal of proposed products from clinical trials, costs of litigation, substantial monetary awards to plaintiffs and decreased demand for products.

Product liability may result from harm to patients using our products that was either not communicated as a potential side-effect or was more extreme than communicated. We will require all patients enrolled in our clinical trials to sign consents, which explain the risks involved with participating in the trial. The consents, however, provide only a limited level of protection, and product liability insurance will be required. Additionally, we indemnify the clinical centers and related parties in connection with losses they may incur through their involvement in the clinical trials. We may not be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities.

Risks Related to Our Common Stock

Our stock price has been volatile and an investment in our common stock could decline in value.

The market price of our common stock, and the market prices for securities of pharmaceutical and biotechnology companies in general, have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this prospectus and any prospectus supplement and in light of the low volume of trades in our common stock, may have a significant impact on the market price of our common stock:

•	developments concerning any research and development, manufacturing, and marketing collaborations;

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	publicity regarding actual or potential results relating to medicinal products under development by our competitors or us;

•	regulatory developments in the United States and other countries;

•	litigation;

•	economic and other external factors, including disasters or crises; or

•	period-to-period fluctuations in financial results.

Because a small number of existing shareholders own a large percentage of our voting stock, you will have minimal influence on shareholder decisions.

As of the date of this prospectus, our executive officers, directors and greater than five percent shareholders, along with their affiliates, in the aggregate, owned approximately 56% of our outstanding common stock. As a result, such persons, acting together, will have the ability to influence substantially all matters submitted to the shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other shareholders.

Our common stock is thinly traded, which means large transactions in our common stock may be difficult to conduct in a short time frame.

We have a low volume of daily trades in our common stock on the American Stock Exchange. For example, the daily trading volume in our common stock on the American Stock Exchange over the three month period prior to the filing of this prospectus was approximately 10,000 shares per day. Any large transactions in our common stock may be difficult to conduct and may cause significant fluctuations in the price of our common stock.

Our quarterly operating results may fluctuate, causing volatility in our stock price.

We do not receive any revenues from sales of our product candidates. Our results of operations historically have fluctuated on a quarterly basis, which we expect to continue. Our results of operations at any given time will be based primarily on the following factors:

•	the status of development of our product candidates;

•	whether we enter into additional collaboration agreements and the timing and accounting treatment of payments, if any, to us under those agreements;

•	whether and when we achieve specified development or commercialization milestones; and

•	the addition or termination of research programs or funding support.

We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. These fluctuating results may cause the price of our stock to fluctuate, perhaps substantially.

FORWARD-LOOKING STATEMENTS

We believe it is important to communicate our expectations to investors. However, there may be events in the future that we are not able to predict accurately or that we do not fully control that could cause actual results to differ materially from those expressed or implied. This prospectus and the documents incorporated by reference in this prospectus may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain factors, risks and uncertainties that may cause actual results, events and performances to differ materially from those referred to in such statements. These risks include statements that address operating performance, events or developments that we expect or anticipate will occur in the future, such as projections about our future results of operations or our financial condition, benefits from the alliance with Boston Scientific, synergies from the merger between GenStar and Vascular Genetics, research, development and commercialization of our product candidates, anticipated trends in our business, manufacture of sufficient and acceptable quantities of our proposed products, approval of our product candidates and other risks that could cause actual results to differ materially. The forward-looking statements are based on information available to Corautus on the date hereof, and Corautus assumes no obligation to update any such forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus. All proceeds will be payable solely to the Selling Stockholders.

The Selling Stockholders will pay any expenses customarily borne by selling stockholders (including underwriting discounts, commissions and fees and expenses of counsel to the extent not required to be paid by us). We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, but not limited to, all registration and filing fees, listing fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

The shares of common stock were issued or are issuable to the Selling Stockholders (i) pursuant to an Investment Agreement between Boston Scientific Corporation and us dated July 30, 2003, (ii) pursuant to the Settlement Agreement and Release between PMSI Barnes Canyon, LLC and us dated November 7, 2003, or (iii) in connection with private placement transactions in which we sold 1,993,640 shares of our common stock and warrants exercisable for 398,728 shares of our common stock pursuant to Common Stock and Warrant Purchase Agreements dated as of December 19, 2003 and January 8, 2004. The following table sets forth, to our knowledge, certain information about the Selling Stockholders as of January 27, 2004.

We do not know when or in what amounts a Selling Stockholder may offer shares for sale. We also do not know if the Selling Stockholders will sell any or all of the shares offered by this prospectus. Because the Selling Stockholders may sell all or some of the shares offered by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the Selling Stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the Selling Stockholders. The percent of beneficial ownership for each stockholder is based on 12,016,827 shares of common stock outstanding as of January 27, 2004.

Name of Selling Stockholder (1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering (2)		Number of Shares of Common Stock Being Offered	Shares of Common Stock to be Beneficially Owned After the Offering
				Number	Percentage
Arthur E. Engel Trust	78,346	(3)	45,348	32,998	*
Boston Scientific Corporation	1,393,955	(4)	1,393,955	0	—
PMSI Barnes Canyon, LLC	366,664	(5)	366,664	0	—
Rancho Vista Del Mar Inc.	181,404	(6)	181,404	0	—
The Walters Group	831,483	(7)	757,947	73,536	*
Marion Lynton	60,000	(8)	60,000	0	—
Ardsley Partners Fund II, L.P.	360,000	(9)	360,000	0	—
Ardsley Offshore Fund, Ltd.	510,000	(10)	510,000	0	—
Ardsley Institutional Fund, L.P.	150,000	(11)	150,000	0	—
Advantage Advisers Augusta Fund, LLC	120,000	(12)	120,000	0	—
Vertical Ventures, LLC	240,000	(13)	240,000	0	—
TOTAL			4,185,318

*	Less than one percent

(1)	The term “Selling Stockholders” includes donees, pledgees, permitted transferees or other successors-in-interest selling shares received after the date of this prospectus from a named Selling Stockholder as a gift, pledge or other non-sale related transfer.

(2)	Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to the shares beneficially owned by them.

(3)	Includes a warrant to purchase 7,558 shares of Corautus common stock at an exercise price of $5.4375 per share.

(4)	Boston Scientific Corporation beneficially owns prior to the offering 1,385,377 shares of Series D Preferred Stock that if converted would presently convert into 1,393,955 shares of Corautus common stock, subject to further adjustment.

(5)	Pursuant to that certain Settlement Agreement and Release, made by and between Corautus and PMSI Barnes Canyon, LLC dated November 7, 2003, Corautus shall issue to PMSI each month for twenty four months beginning November 2003, that number of shares of common stock that will have an aggregate market value of $50,000 based upon the closing market price of Corautus common stock on the first trading day of such month. For purposes of this registration statement, Corautus has estimated that the issue price per share will be greater than or equal to $4.50, thus creating a maximum aggregate amount of common stock issuable to PMSI of 11,111 shares per month, or 266,664 shares over the twenty-four month period. In addition, PMSI holds a warrant to purchase 100,000 shares of Corautus common stock at an exercise price of $4.50 per share.

(6)	Includes a warrant to purchase 30,234 shares of Corautus common stock at an exercise price of $6.7625 per share.

(7)	Includes a warrant to purchase 100,780 shares of Corautus common stock at an exercise price of $5.4375 per share, a warrant to purchase 32,331 shares of Corautus common stock at an exercise price of $1.00 per share and a warrant to purchase 20,156 shares of Corautus common stock at an exercise price of $6.7625 per share.

(8)	Includes a warrant to purchase 10,000 shares of Corautus common stock at an exercise price of $6.72 per share. Ardsley Partners, and its affiliates, have investment discretion over securities held by Marion Lynton.

(9)	Includes a warrant to purchase 60,000 shares of Corautus common stock at an exercise price of $6.72 per share. Ardsley Partners, and its affiliates, have investment discretion over securities held by Ardsley Partners Fund II, L.P.

(10)	Includes a warrant to purchase 85,000 shares of Corautus common stock at an exercise price of $6.72 per share. Ardsley Partners, and its affiliates, have investment discretion over securities held by Ardsley Offshore Fund, Ltd.

(11)	Includes a warrant to purchase 25,000 shares of Corautus common stock at an exercise price of $6.72 per share. Ardsley Partners, and its affiliates, have investment discretion over securities held by Ardsley Institutional Fund, L.P.

(12)	Includes a warrant to purchase 20,000 shares of Corautus common stock at an exercise price of $6.72 per share. Ardsley Partners, and its affiliates, have investment discretion over securities held by Advantage Advisors Augusta Fund, LLC.

(13)	Includes a warrant to purchase 40,000 shares of Corautus common stock at an exercise price of $6.72 per share. Joshua Silverman, a partner of Vertical Ventures, LLC has voting control and investment discretion over securities held by Vertical Ventures, LLC. Mr. Silverman disclaims beneficial ownership of the shares held by Vertical Ventures, LLC.

The Selling Stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their shares or their warrants, in transactions exempt from the registration requirements of the Securities Act, since the date on which they provided the information regarding their shares. If required, we may identify and provide additional Selling Stockholders and information with respect to them in one or more prospectus supplements.

The Selling Stockholders have had the following material relationships with us within the past three years:

•	On July 30, 2003, Corautus entered into a strategic alliance with Boston Scientific Corporation to develop and commercialize VEGF-2 gene therapy products to treat cardiovascular disease. Boston Scientific made a $9,000,000 investment in exchange for 1,385,377 shares of Series D Preferred Stock. Additionally, Boston Scientific paid a $1,000,000 license fee for certain intellectual property, which is being recognized as revenue over the anticipated term of the license of 12 years. Boston Scientific has committed to purchasing up to $15 million of convertible debt from Corautus based on achievement of certain milestones, $2.5 million of the available $15 million has been issued. Boston Scientific has obtained exclusive rights to distribute Corautus’ VEGF-2 gene products if and when regulatory approval is obtained. Pursuant to the terms of investment, Boston Scientific has the right to observe board meetings but does not have the right to designate a board member.

•	PMSI Barnes Canyon, LLC was the landlord of 43,519 rentable square feet of space that Corautus used as office and manufacturing space. Corautus terminated the lease and voluntarily surrendered the premises on June 16, 2003. On November 7, 2003, all issues with respect to the lease were settled between PMSI Barnes Canyon and Corautus pursuant to a settlement and release agreement under which Corautus:

•	issued a warrant to acquire 100,000 shares of Corautus common stock at an exercise price of $4.50 per share;

•	agreed to pay $650,000 in cash on or before April 15, 2004, in one or more installments;

•	agreed to pay an aggregate of $550,000 in cash in twenty-two equal consecutive monthly installments beginning February 2004;

•	agreed to issue for twenty-four months beginning November 2003, that number of shares of Corautus common stock which on the first day of each such month shall have a trading value of $50,000; and

•	agreed to pay $681,000 in cash on or before January 5, 2006, subject to reduction for certain amounts received by the landlord prior to December 1, 2004 from re-leasing the property.

DILUTION

This offering is for sales of stock by our existing stockholders on a continuous or delayed basis in the future. Sales of common stock by stockholders will not result in a change to the net tangible book value per share before and after the distribution of shares by the Selling Stockholders. There will be no change in net tangible book value per share attributable to cash payments made by purchasers of the shares being offered. Prospective investors should be aware, however, that the market price of our shares may not bear any rational relationship to net tangible book value per share.

PLAN OF DISTRIBUTION

The term “Selling Stockholders” includes donees, pledgees, permitted transferees or other successors-in-interest selling shares received after the date of this prospectus from a named Selling Stockholder as a gift, pledge or other non-sale related transfer. The Selling Stockholders may offer all or part of the shares included in this prospectus from time to time in one or more types of transactions, which may include block transactions, on applicable exchanges or automated interdealer quotation services, in negotiated transactions, through put or call options transactions relating to the shares offered by this prospectus, through short sales or a combination of such methods of sale. These sales may be made at fixed prices that may be changed, prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Each Selling Stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may resell their shares by one or more of the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	a cross or block trade in which the broker or dealer engaged by a Selling Stockholder will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

•	an exchange distribution in accordance with the rules of such exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	negotiated transactions;

•	options transactions;

•	short sales or borrowing, returns and reborrowings of the shares pursuant to stock loan agreements to settle short sales;

•	pledge and hedging transactions with broker-dealers or other financial institutions;

•	a combination of any such methods of sale or distribution; and

•	by any other legally available means.

In effecting sales, brokers or dealers engaged by a Selling Stockholder may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from a Selling Stockholder or from the purchasers in amounts to be negotiated immediately prior to the sale. A Selling Stockholder may also sell the shares in accordance with Rule 144 or Rule 44A under the Securities Act or pursuant to other exemptions from registration under the Securities Act.

If the shares offered by this prospectus are sold in an underwritten offering, the underwriters may acquire them for their own account and may further resell these shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a prospectus supplement relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the shares specified in such prospectus supplement if any such shares are purchased. Brokers who borrow the shares to settle short sales of shares and who wish to offer and sell the shares under circumstances requiring use of the prospectus or making use of the prospectus desirable may use this prospectus. This prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

From time to time the Selling Stockholders may engage in short sales, short sales against the box, puts, calls and other transactions in our shares, or derivatives thereof, and may sell and deliver the shares offered by this prospectus in connection with such transactions.

We will not receive any of the proceeds from the sales of the shares by the Selling Stockholders pursuant to this prospectus. The Selling Stockholders will pay any expenses customarily borne by selling stockholders (including underwriting discounts, commissions and fees and expenses of counsel to the extent not required to be paid by us). We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, but not limited to, all registration and filing fees, listing fees and expenses of our counsel and our accountants. Our common stock is listed on the American Stock Exchange and trades under the symbol “CAQ.”

In order to comply with the securities laws of certain states, the Selling Stockholders may only sell the shares through registered or licensed brokers or dealers. In addition, in certain states, the Selling Stockholders may only sell the shares if they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements of such state is available and is complied with.

A Selling Stockholder, and any broker-dealer who acts in connection with the sale of shares hereunder, may be deemed an underwriter within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the shares as principal might be deemed underwriting discounts and commissions under the Securities Act. We have agreed to indemnify certain of the Selling Stockholders and their directors, officers, employees and agents against certain liabilities including liabilities arising under the Securities Act. The Selling Stockholders may also agree to indemnify any broker-dealer that participates in transactions involving the sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Because the Selling Stockholders may be deemed underwriters within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

We are permitted to suspend the use of this prospectus in connection with the sales of shares by Selling Stockholders upon the happening of certain events. These include where the filing or use of the registration statement would materially and adversely interfere with a material financing, acquisition or other transaction or require us to disclose such material financing, acquisition, other transaction or other material non-public information, which interference or disclosure our board of directors has determined in good faith is not in the best interests of us and our stockholders.

We have agreed with the Selling Stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) the second anniversary of the date of purchase or, in certain circumstances, the date of effectiveness of this registration statement, or (ii) such time as all of the registered shares have been sold by the Selling Stockholders. As to PMSI Barnes Canyon, we have agreed to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares registered for PMSI Barnes Canyon have been disposed or (ii) such date on which PMSI Barnes Canyon may legally dispose of all of the shares registered for PMSI Barnes Canyon in one transaction in the open market pursuant to Rule 144(k) or similar provision under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by McKenna Long & Aldridge LLP, Atlanta, Georgia. McKenna Long & Aldridge LLP is the owner of 11,964 shares of Corautus common stock.

EXPERTS

The consolidated financial statements of Corautus Genetics Inc. (formerly GenStar Therapeutics Corporation) incorporated by reference in Corautus Genetics Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Corautus’ ability to continue as a going concern as described in Note 1 to the consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports, proxy statements and other information with the SEC. You may read and copy all or any portion of the documents we file at the SEC’s public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms. Also, the SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s web site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference into this prospectus and any prospectus supplement the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any filings after the date of this prospectus and any prospectus supplement, until the Selling Stockholders have sold all of the shares of common stock to which this prospectus and any prospectus supplement relates or the offering is otherwise terminated. Additionally, we incorporate by reference all documents that we may file with the SEC after the date of the filing of the registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement. The information incorporated by reference is an important part of this prospectus and any prospectus supplement. Any statement in a document incorporated by reference into this prospectus and any prospectus supplement will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus and any prospectus supplement or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

(1)	Corautus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

(2)	Corautus’ Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

(3)	Current Reports on Form 8-K dated February 5, 2003, April 1, 2003, July 30, 2003 (as to Item 5 Form 8-K only), December 31, 2003, January 13, 2004, January 23, 2004 and February 2, 2004; and

(4)	The description of Corautus’ common stock as contained in Corautus’ Registration Statement on Form 8-A as filed with the Commission on April 17, 2000, including all amendments or reports filed for the purpose of updating such description.

You may request a copy of any filings referred to above, at no cost, by contacting us at the following address:

Corautus Genetics Inc.

75 Fifth Street, NW

Suite 313

Atlanta, Georgia 30308

Telephone: (404) 526-6200

4,185,318 Shares

CORAUTUS GENETICS INC.

Common Stock

PROSPECTUS

February 2, 2004

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The Selling Stockholders are offering to sell, and seeking offers to buy, shares of Corautus common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of Corautus common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

PART II

Information Not Required in Prospectus

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee	$1,822
Printing fees	7,500
Legal fees and expenses	20,000
Accounting fees and expenses	15,000
Miscellaneous fees	3,678

Total	$48,000

The foregoing, except for the SEC registration fee, are estimates. We will pay all of the above expenses. We will pay the reasonable fees and expenses incurred by the Selling Stockholders (including, without limitation, the reasonable fees and expenses of one counsel or firm of counsel selected by the Selling Stockholders holding a majority in interest of the securities being registered pursuant to this prospectus). The Selling Stockholders will be responsible for all expenses customarily borne by Selling Stockholders (including underwriting discounts, commissions and fees and expenses of counsel to the extent not required to be paid by Corautus).

Item 15.	Indemnification of Directors and Officers

We are empowered by the laws of the state of Delaware, subject to the procedures and limitations therein, to indemnify any person against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of Corautus. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by law, agreement, vote of stockholders or disinterested directors, or otherwise. Our Amended and Restated Bylaws provide for indemnification for our directors and officers to the fullest extent permitted by Delaware law. We have entered into indemnity agreements with our officers and directors providing, in each case, for the indemnification by Corautus of such individuals for all losses and related expenses (subject to certain limitations) incurred by them arising out of the discharge of their respective duties as directors and/or officers of Corautus.

The foregoing statements are subject to the detailed provisions of Delaware law, our Restated Certificate of Incorporation and our Amended and Restated Bylaws.

Pursuant to Delaware law, Article VII of our Restated Certificate of Incorporation provides that no director of Corautus shall be personally liable to Corautus or its stockholders for monetary damages for any breach of his or her fiduciary duty as a director; provided, however, that such clause shall not apply to any liability of a director (1) for any breach of his or her duty of loyalty to Corautus or its stockholders, (2) for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of the law, (3) in connection with the unlawful payment of dividends or an unlawful stock purchase or redemption under Delaware Law, or (4) for any transaction from which the director derived an improper personal benefit.

We have purchased and currently maintain insurance on behalf of our officers and directors against liability asserted against or incurred by these persons in their capacity as an officer or director, or arising out of their status as an officer or director, regardless of whether we would have the power to indemnify or advance expenses to these persons against these liabilities under our Certification of Incorporation, Bylaws or Delaware law.

ITEM 16.	EXHIBITS

Exhibit Number	Description

4.1	Restated Certificate of Incorporation (incorporated by reference to the Company’s Registration Statement on Form 10-SB filed February 9, 1996)

4.2	Certificate of Amendment to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-KSB filed March 30, 2000)

4.3	Certificate of Amendment to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.3 of the Company’s Annual Report on Form 10-K filed March 28, 2003)

4.4	Certificate of Amendment to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.4 of the Company’s Annual Report on Form 10-K filed March 28, 2003)

4.5	Certificate of Amendment to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.5 the Company’s Annual Report on Form 10-K filed March 28, 2003)

4.6	Certificate of Designation of Preferences and Rights of Series D Preferred Stock (incorporated by reference to Exhibit 4.1 of the Company’s Quarterly Report on Form 10-Q filed August 14, 2003)

4.7	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.9 of the Company’s Registration Statement on Form S-4 filed December 3, 2002)

4.8	First Amendment to Amended and Restated Bylaws (incorporated by reference to Exhibit 3.10 of the Company’s Annual Report on Form 10-K filed March 28, 2003)

5.1*	Opinion of McKenna Long & Aldridge LLP

10.1*	Common Stock and Warrant Purchase Agreement by and among Corautus Genetics Inc. and the Purchasers named therein, dated December 19, 2003.

10.2*	Common Stock and Warrant Purchase Agreement by and among Corautus Genetics Inc. and the Purchasers named therein, dated January 8, 2004.

10.3*	Partial Assignment and Assumption of Common Stock and Warrant Purchase Agreement by and among Corautus Genetics Inc., Rancho Vista Del Mar Inc. and The Walters Group, dated January 27, 2004

10.4	Investment Agreement between Boston Scientific Corporation and Corautus Genetics Inc. dated July 30, 2003 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed August 14, 2003).

10.5	Investor Rights Agreement between Boston Scientific Corporation and Corautus Genetics Inc. dated July 30, 2003 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed August 14, 2003).

10.6	Settlement Agreement and Release by and between PMSI Barnes Canyon, LLC and Corautus Genetics Inc. dated November 7, 2003 (incorporated by reference to Exhibit 10.9 of the Company’s Quarterly Report on Form 10-Q filed November 14, 2003).

23.1*	Consent of Ernst & Young LLP

23.2*	Consent of McKenna Long & Aldridge LLP (included in Exhibit 5.1 above)

24.1*	Powers of Attorney

*	Filed with the original filing of this Registration Statement on Form S-3 (Reg. No. 333-112239) on January 27, 2004.

ITEM 17.	UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrants pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15 (d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that: (i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and (ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on February 2, 2004.

CORAUTUS GENETICS INC. (Registrant)

By:	/s/ ROBERT T. ATWOOD

Robert T. Atwood Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, the following persons in the capacities indicated as of February 2, 2004, have signed this registration statement.

Signatures	Title

* Paul D. Quadros	Chairman of the Board

/s/ RICHARD E. OTTO Richard E. Otto	President and Chief Executive Officer Director (Principal Executive Officer)

/s/ ROBERT T. ATWOOD Robert T. Atwood	Executive Vice President and Chief Financial Officer Director (Principal Financial Officer)

/s/ JACK W. CALLICUTT Jack W. Callicutt	Vice President Finance and Administration (Principal Accounting Officer)

* Eric N. Falkenberg	Director

* John R. Larson	Director

* Victor W. Schmitt	Director

* Daniel Pharand	Director

* Ivor Royston	Director

* James C. Gilstrap	Director

*By: /s/ JACK W. CALLICUTT Jack W. Callicutt Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

4.1	Restated Certificate of Incorporation (incorporated by reference to the Company’s Registration Statement on Form 10-SB filed February 9, 1996)

4.2	Certificate of Amendment to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-KSB filed March 30, 2000)

4.3	Certificate of Amendment to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.3 of the Company’s Annual Report on Form 10-K filed March 28, 2003)

4.4	Certificate of Amendment to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.4 of the Company’s Annual Report on Form 10-K filed March 28, 2003)

4.5	Certificate of Amendment to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.5 the Company’s Annual Report on Form 10-K filed March 28, 2003)

4.6	Certificate of Designation of Preferences and Rights of Series D Preferred Stock (incorporated by reference to Exhibit 4.1 of the Company’s Quarterly Report on Form 10-Q filed August 14, 2003)

4.7	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.9 of the Company’s Registration Statement on Form S-4 filed December 3, 2002)

4.8	First Amendment to Amended and Restated Bylaws (incorporated by reference to Exhibit 3.10 of the Company’s Annual Report on Form 10-K filed March 28, 2003)

5.1*	Opinion of McKenna Long & Aldridge LLP

10.1*	Common Stock and Warrant Purchase Agreement by and among Corautus Genetics Inc. and the Purchasers named therein, dated December 19, 2003.

10.2*	Common Stock and Warrant Purchase Agreement by and among Corautus Genetics Inc. and the Purchasers named therein, dated January 8, 2004.

10.3*	Partial Assignment and Assumption of Common Stock and Warrant Purchase Agreement by and among Corautus Genetics Inc., Rancho Vista Del Mar Inc. and The Walters Group, dated January 27, 2004

10.4	Investment Agreement between Boston Scientific Corporation and Corautus Genetics Inc. dated July 30, 2003 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed August 14, 2003).

10.5	Investor Rights Agreement between Boston Scientific Corporation and Corautus Genetics Inc. dated July 30, 2003 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed August 14, 2003).

10.6	Settlement Agreement and Release by and between PMSI Barnes Canyon, LLC and Corautus Genetics Inc. dated November 7, 2003 (incorporated by reference to Exhibit 10.9 of the Company’s Quarterly Report on Form 10-Q filed November 14, 2003).

23.1*	Consent of Ernst & Young LLP

23.2*	Consent of McKenna Long & Aldridge LLP (included in Exhibit 5.1 above)

24.1*	Powers of Attorney

*	Filed with the original filing of this Registration Statement on Form S-3 (Reg. No. 333-112239) on January 27, 2004.